

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

November 3, 2006

via U.S. mail

Mr. Mark E. Vaughan
Chief Executive Officer
Vaughan Foods, Inc.
216 N.E. 12th Street
Moore, OK 73160

> **Re: Vaughan Foods, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 6, 2006**
> **File No. 333-137861**

Dear Mr. Vaughan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2.   Provide current and updated disclosure with each amendment. For example, update the status of your intention to apply to have your common stock listed on the Nasdaq Capital Market and the Boston Stock Exchange and the status of any planned acquisitions.

We will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics. Similarly, we will need the opportunity to review all omitted disclosure and exhibits, such as the underwriting agreement. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.

3. It appears that the representative's warrants and related units have already been offered privately. Revise your registration statement, including the calculation of registration fee, to eliminate the suggestion that you are registering those sales with this registration statement. It would appear that only resales and the exercise of the warrants could be registered.

4. With a view towards disclosure, advise us of any questions that have been raised by the NASD regarding any underwriters' securities.

5. Expand the first risk factor at page 17 and related disclosure elsewhere as appropriate to describe any potential adverse impact on the due diligence that the underwriter might otherwise perform in connection with this offering as a result of these arrangements.

6. Monitor your need to update financial statements.

7. Please file an auditor's consent relative to the auditor's report for Allison's Gourmet Kitchens, Limited Partnership's financial statements. Additionally, monitor your need to update your auditor's consents.

Prospectus Summary, page 4

8. Revise to provide a concise and balanced summary of the material information you disclose elsewhere. The following are examples of necessary changes to this section.

    • The disclosure under "Growth Plan" duplicates what appears on page 40. This section should summarize rather than repeat disclosure that appears elsewhere.
    • If you retain any claims of leadership such as your belief that you are a "leading regional supplier" (page 4), briefly explain in context how leadership is defined for these purposes and provide us with supplemental objective support for the claims. To avoid excess detail in the summary section, where practicable later in the prospectus, supplement all such language with quantifiable data based on objective sources. Unless you can provide us with objective support for such statements, these assertions are not appropriate.
    • Balance the positive aspects of your business with a discussion of the risks and limitations that could harm your business or inhibit your strategic plans.

Summary Financial Information, page 9

9.   Your line entitled "Net income expense (loss)" appears to include the word "expense" in error. Please correct, as appropriate.

Risk Factors, page 12

10.   Eliminate any language suggesting that your Risk Factors section might not disclose all material risks, such as the third and forth sentences in the first full paragraph on page 12.

11.   Throughout this section, rather than stating that there is or can be no assurance of or no guarantee of a particular outcome, state the extent of each risk plainly and directly.

12.   Revise the risk factor subheadings to identify the risk and potential harm concisely. Several captions merely state facts and fail to describe the risk that follows, including without limitation, "Competition in our industry is intense, and we may not be able to compete successfully," "Managing our growth may be difficult and our growth rate may decline," and "We rely on major customers."

13.   It is inappropriate to include "risk factors" that serve as disclaimers or which apply to all public companies. If appropriate, this information may appear later in your prospectus. An example is your risk factor addressing the costs of being a public company. If there are particular facts that make the risk more relevant in your case, explain this to us with a view toward additional disclosure. We would expect that all newly public companies decide to pursue public equity with an understanding of the additional costs and responsibilities that entails.

14.   Eliminate language that tends to mitigate the risk you discuss, such as clauses that begin "although" or "while." Similarly, disclosing that you have key officer and life insurance policies in effect with respect to certain officers mitigates the risk you discuss. Instead, focus on the underlying risk.

15.   You discuss the restrictive covenants in your debt agreements. Expand your disclosures to include as a risk factor the current and future potential consequences of your not being in compliance with those covenants.

Government regulation could increase our costs…., page 14

16.   If material, please provide expanded disclosure elsewhere to describe the costs associated with any failure to comply with any such laws or regulations. Further, discuss the costs and specific effects of those regulations on your company.

Recent Developments, page 21

Acquisition of Allison's, page 21

17.   Reconcile your statements that the closing of the acquisition of Allison's is a condition to the closing of this offering and that you expect to use a portion of the net proceeds from this offering to acquire Allison's.

Acquisition of Wild About Food

18.   Please expand your disclosure to describe the assets that were acquired and the liabilities that were assumed in connection with this acquisition.

Use of Proceeds, page 22

19.   Revise to clarify that the acquisition of Allison's will take place prior to closing and that the proceeds are being partially used to fund the remaining 40% interest, or explain why that is inaccurate.

20.   Please explain why the *Working Capital* section on page 23 indicates that you will receive additional proceeds of $3,750,000 if the underwriter exercises the over-allotment option, when disclosure on the previous page indicates that your proceeds will increase by $4,207,000 if that option is exercised (that is, $25,207,000 total proceeds versus $21,000,000 if the option is not exercised).

Capitalization, page 24

21.   Please expand this section to include footnotes that describe the differences between the "actual" and "pro forma" columns, and between the "pro forma" and the "pro forma adjusted" columns. We are unable to discern what adjustments are made and why. For example, why is debt increased in the pro forma column from $9,046,000 to $9,928,000, and why does it remain $9,928,000 in the pro forma adjusted column? We note your disclosure that the pro forma adjusted column takes into account your use of approximately $2,650,000 of offering proceeds to pay indebtedness, but your table does not appear to reflect this. Also explain why you assume here the use of approximately $2,650,000 of the proceeds to pay certain of your indebtedness, when $5,000,000 is allocated to repayment of debt on page 22.

Dilution, page 24

22.   Please explain why you state here that the estimated net proceeds from this offering will be $21,832,000, when $21,000,000 is indicated on page 22.

23.   Please explain why pro forma tangible book value of $1,233,360 plus estimated proceeds of $21,832,000 result in $23,055,360 rather than $23,065,360 of adjusted book value.

24.   Please explain why you base the calculation of dilution per share to new investors on the pro forma 5,400,000 shares that were outstanding at June 30, 2006, rather than on the 10,400,000 shares that will be outstanding after the offering.

25.   Please expand your disclosures to explain the difference between the $28,750,000 gross proceeds figure given at the bottom of page 25 to the $25,207,000 net proceeds described on page 22.

Selected Consolidated Financial Data, page 26

26.   Please insert in your table vertical lines to separate unaudited from audited information. Please do the same in the summary financial information presented on page 9.

Management's Discussion and Analysis of Financial Condition . . ., page 28

General

27.   Please include a tabular disclosure of contractual obligations for each company in the format described in Regulation S-K, Item 303(a)(5).

28.   Please explain to us why you have not disclosed critical accounting estimates for each company. Refer to FRC 501.14.

29.   Please provide disclosure regarding qualitative and quantitative exposure to market risk consistent with the requirements of Item 305 of Regulation S-K.

30.   Please note that the disclosure at the top of page 29 appears to start mid-sentence.

Vaughan Foods, page 28

Comparison of Years Ended December 31, 2005 and 2004, page 30

Net Sales, page 30

31.   Please expand your disclosures to provide a more robust comparison of your results for all periods presented and for both companies. Your disclosure should include:

- A description of the activities you have engaged in that resulted in increased sales volumes.

- Quantification of the increase in net sales due to increased volume versus that which was due to pricing.

- A comparison of the volumes and prices of individual products sold in one period versus the other. This discussion would normally be accompanied by a table. If you believe that such presentation would not be meaningful or would be unduly complex, please provide the information and an explanation to us. If several products represent the majority of your sales, it may be appropriate to disclose the volumes and prices of your best selling products, and then present an "all other" category to include the remaining products.

Comparison of six months ended June 30, 2006 and 2005, page 31

32.   You state that the loss from operations was due in part to an ammonia leak. Please expand your disclosures to clarify whether this leak resulted in decreased revenues or increased expenses, or both, and discuss this in your *net sales* and/or *gross profit* sections, as appropriate. It may be necessary to quantify the impact of this leak against the impact of the other factors that you discuss in these sections.

33.   Further, in this regard, provide further details of the ammonia leak, such as how the leaked occurred and what precautions, if any, you have put in place to prevent future leaks.

Liquidity and Capital Resources, page 32

34.   We note that you explain your cash flows from operations by describing the items identified on the face of your statement of cash flows. Please enhance your discussion and analysis to address the material changes in the underlying drivers (e.g. cash receipts from the sale of productss and cash payments to acquire ingredients for resale). Refer to FRC 501.13.b. for further guidance.

35.   Please discuss the impact of your noncompliance with debt covenants on your ability to undertake additional debt or equity financing. Refer to FRC 501.13.c. for further guidance.

Allison's Gourmet Kitchens, page 34

Overview, page 34

36.   You state that you began construction on an addition to your existing building that will provide additional production capacity. Expand your disclosures to discuss

whether the added capacity will be appropriate for the production of particular products and, if so, which products.

Comparison of Years Ended December 31, 2005 and 2004, page 35

37. Expand your discussion of increased selling expenses to describe what particular costs increased as a result of increased sales. Add similar expanded disclosure for the comparison of December 31, 2004 to 2003.

Comparison of six months ended June 30, 2006 and 2005, page 37

38. Please explain further what you mean when you say that the decrease in gross profit margin was "due to increased costs associated with over capacity."

Management, page 47

39. Revise the biographical sketches as necessary to eliminate any gaps or ambiguities regarding time and all offices held during the five year periods. Examples include the sketches you provide for Messrs. Grimes and Haas.

Certain Relationships and Related Party Transactions, page 52

40. Disclose whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm's length negotiations with unaffiliated third parties. Also, discuss how you intend to address future potential conflicts of interest, and state whether you have any policy regarding the terms of future transactions with your affiliates.

41. Please explain why you are valuing common stock to be issued to Allison owners at one-half of the unit price in the offering rather than at 100% of the unit price. You state that the valuation will be $1,000,000, and you state elsewhere in your filing that there will be 200,000 shares issued and the estimated price is $5; thus, it appears that $1,000,000 represents 100% of the unit price.

Description of Securities, page 55

42. Revise the introductory paragraph to eliminate the suggestion that the reader must refer to "the provisions of Oklahoma law" and other sources for a materially complete description of the securities, and make clear that you provide a materially complete description in this section.

43. Please explain why you state here that you will have 10,350,000 shares of common stock after the offering and 11,100,000 shares if the over-allotment option is exercised when you state on page 7 that you will have 10,400,000 shares and an additional 750,000 shares if the over-allotment option is exercised.

Description of Certain Indebtedness, page 60

44.   You note that your line of credit is due on October 31, 2006. Please update your
        filing to indicate whether this indebtedness has now been satisfied.

Underwriting, page 62

45.   With a view toward disclosure, describe all intentions and agreements or
        understandings, explicit or tacit, relating to the early release of any of the locked-
        up shares. We note that the lock-up agreements may be released at any time
        without notice.

Financial Statements of Vaughan Foods, Inc., page F-1

General

46.   Please apply the following comments to both companies wherever applicable.

Summary of Significant Accounting Policies, page F-6

47.   Please tell us whether your future operations will consist of more than one
        reportable segment. If you believe that the company will consist of just one
        reportable segment, please provide to us your analysis substantiating your
        conclusion. Refer to the guidance in SFAS 131. Include a sample template or
        detailed description of the financial information that will be provided to your
        chief operating decision maker ("CODM") on an ongoing basis. Tell us whether
        discrete financial information for the operations of Wild About Foods, Inc., and/or
        Allison's Gourmet Kitchens, LLP, will be provided to the CODM.

Inventories, page F-7

48.   Please expand your disclosure to include a description of the nature of the cost
        elements included in inventory. Refer to Regulation S-X, Rule 5-02(6)(b).

Revenue recognition, page F-8

49.   Expand your revenue recognition policy to address all the criteria detailed in SAB
        Topic 13:1.

50.   Please explain why you believe that your accounting policy for rebates does not
        constitute a significant accounting policy. We note that your revenue recognition
        policy describes your accounting for promotional expenses but not your
        accounting for rebates.

Earnings (loss) per share, page F-8

51.   Please expand your disclosure to quantify securities that could potentially dilute
        EPS in the future that were not included in the computation of diluted EPS
        because to do so would have been antidilutive for the periods presented. Refer to
        SFAS 128, paragraph 40.

Note 17 – Subsequent Events, page F-19

52.   You state that you entered into 10% secured subordinated promissory notes on
        July 17, 2007, for an aggregate of $2,000,000. Did you mean July 17, 2006?

53.   We note that you will be issuing securities in connection with the new promissory
        notes for which you have agreed to file a registration statement. We note further
        that you may be subject to late fees if this registration statement is not declared
        effective within a certain period of time. We caution you to be mindful of the
        classification issues raised by EITF 00-19, EITF 05-4, the proposed FSP EITF 00-
        19-b and SFAS 5 with regard to these securities and other securities that you have
        issued or will issue. Please advise us of your conclusions regarding this issue and
        apply them to your financial statements and pro forma information, as
        appropriate. In your response you should specify whether you believe the
        provision for the registration rights late fee meets the definition of a derivative
        and whether the registration rights agreement and the promissory notes to which it
        pertains are considered as a combined freestanding instrument or as a separate
        freestanding instrument.

Pro forma financial statements, page F-35

54.   Please revise your pro forma financial statements to comply with the requirements
        of Regulation S-X, Rule 11. Your current disclosure fails to meet those
        requirements in a number of ways. Your disclosure must include explanatory
        notes, be accompanied by an introductory paragraph as described in the rules, and
        it should be in columnar form showing historical statements (separate for each
        company), pro forma adjustments, and pro forma results giving effect to the
        acquisition of Allison. Additional columns for pro forma adjustments and pro
        forma results should demonstrate the effect of the offering.

55.   Given that the offer and sale of the warrants and the securities underlying the
        warrants are included in the "units" being registered, the offer and sale of the
        underlying securities are registered at the time of effectiveness. As a result, it
        appears you will be required to file timely updates to this registration statement
        and deliver a current prospectus at the time such warrants are exercised. Your
        filing indicates that you intend to account for the warrants as equity rather than as
        liabilities. However, it appears that pursuant to the guidance in paragraphs 14-18
        of EITF 00-19, you may be required to account for the warrants as liabilities

marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. If you believe that the warrants should be classified as equity upon issuance, disclosure here and elsewhere in your filing must specifically indicate that net-cash settlement is not permitted or required. Additionally, your warrant agreement must also include this language. Please direct us to this language in your agreement. Otherwise, liability classification would be required upon issuance, and your disclosure here, in your capitalization table, in your dilution information should be revised to properly reflect this classification.   Additionally, disclosure would be required describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Recent Sales of Unregistered Securities, page II-2

56.   Provide all the disclosure Item 701 of Regulation S-K requires for each sale.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sandra Eisen at (202) 551-3864 or, in her absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Eisen
        A. Sifford
        J. Wynn
        T. Levenberg

        <u>via facsimile</u>
        Stephen Zelnick, Esq.
        Morse, Zelnick, Rose & Lander LLP
        (212) 838-8040